August 9, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Facsimile and Federal Express

Tangela Richter
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc.
               Amendment No. 3 to Registration Statement on Form SB-2
       Filed July 11, 2006
       File No. 333-131370

Form 10-KSB for the fiscal year ended September 30, 2005
                Amended in Draft Form
        Submitted July 12, 2006

Form 10-QSB for the quarter ended December 31, 2005
      Amended in Draft Form
       Submitted July 12, 2006

Dear Ms. Richter:

This letter constitutes El Capitan Precious Metals, Inc.’s (the “Company”) response to the comment letter from the Division of Corporation Finance of the Securities and Exchange Commission dated July 31, 2006, with respect to the filings with the Securities and Exchange Commission listed above. Included below are the Commission’s comments and the Company’s corresponding responses, together with the Company’s proposed resolution, if applicable. Except as otherwise noted, all references to page numbers in this letter are references to pages of the marked copies Registration Statement.

Enclosed herewith (by Federal Express only) are three copies of the Registration Statement on Form SB-2/A, together with three marked copies of the Form SB-2/A (marked against the SB-2 originally filed on July 11, 2006). Additionally, the Company has enclosed three marked copies of the proposed amendments to the following Exchange Act reports (marked against the original filed documents):

(1) Amendment No. 1 to Annual Report on Form 10-KSB/A for the year ended September 30, 2005 (hereinafter, the “Annual Report”); and

(2) Amendment No. 1 for Quarterly Report on Form 10-QSB/A for the quarter ended December 31, 2005 (hereinafter, the “December Quarterly Report”); and

(3) Amendment No. 1 to Quarterly Report on Form 10-QSB/A for the quarter ended March 31, 2006 (hereinafter, the “March Quarterly Report”).

The Company would like to note that the marked copies of the Annual Report and the December Quarterly Report previously provided to the Staff with the Company’s July 12, 2006 Response Letter failed to accurately identify changes made to the document; it appears that some of the changes requested by the Staff were in fact made by the Company, but did not appear as amendments on the marked copy. The Company would like to apologize for that inconvenience to the Staff. To properly identify the changes that have been reflected in all of the proposed drafts sent to the Staff previously (as well as the currently proposed changes) the Company has attached hereto marked copies against the originally-filed documents. The Company has noted in its responses to the respective comments of the Staff the location in the marked copies that address the Staff’s comments, and additionally has shaded the paragraphs in which the responsive amendments are located.

To the extent the Company can provide you additional or other marked copies (including a marked copy of the proposed Annual or December Quarterly Report against the last proposed drafts of those documents provided to the Staff on July 12, 2006), please let me know.

The Company would like to further note that it may file these amendments to the Annual and Quarterly Reports in an effort to conform such filings to the disclosures set forth in the Registration Statement on Form SB-2/A, but acknowledges that the Commission may provide additional comments to such filings. The Company intends to make any additional amendments determined by the Company and the Commission to be necessary to the Annual Report and Quarterly Report.

General

1.	Please amend the accounting and disclosures in your registration statement as necessary to comply with all applicable comments written on your periodic reports.

RESPONSE:

With respect to the amendments made to the Company’s periodic reports, the Company has also amended its Registration Statement in a similar matter as deemed appropriate and necessary.

2.	Ensure that your next amendment is correctly tagged as a registration statement on Form SB-2.

RESPONSE:

Prior to filing the Registration Statement on July 11, 2006, the Company contacted the SEC filer support office with respect to the proper tagging of this document. Upon additional discussions with these offices, the Company believes it has appropriately tagged this document as an amendment on Form SB-2/A.

3.
Please file all material contracts as exhibits. Refer to Item 601(b)(10) of Regulation S-B. We note that you have not filed the agreement with Gold and Minerals Co., Inc., the several consulting agreement identified in the registration statement, the Investment Advisory Agreement with Blake Advisors, LLC, and the Agreement with Pavlich Associates. We will need sufficient time to review and possibly comment on the exhibits before you request acceleration of effectiveness of the registration statement.

RESPONSE:

The Company has amended Item 27 of the Registration Statement to incorporate additional documents as exhibits, including specifically the Asset Purchase Agreements with Gold and Minerals, the Investment Advisory Agreement with Blake Advisors (each of which are incorporated by reference) and the Consulting Agreement with Clyde Smith, together with an amendment thereto. (See pages II-5 through II-8).

With respect to the documents identified specifically in the Staff’s comment, the Company has not attached the respective agreements with Pavlich Associates as exhibits to the Registration Statement. The material obligations of the Company under these agreements arise as a success fee and only upon completion of a sale transaction relating to the Company’s El Capitan property. As these Agreements do not provide for any significant payments by the Company at this time, the Company does not believe this agreement to be material at this time. In the event the Company enters into a transaction necessitating payment or other material obligations under the agreement with Pavlich, the Company intends to disclose such information as necessary and appropriate.

Please advise if the Staff disagrees as to the materiality of these contracts.

Risk. Factors, page 3

Any failure to obtain government approvals and permits may require..., page 7

4.
Revise to specify which permits and approvals you need to obtain to continue your operations. We note your disclosure on page 19 regarding the costs incurred in obtaining certain permits and posting a bond.

RESPONSE:

The Company has amended the referenced risk factor to provide a more detailed discussion as to permitting requirements on its properties, including information relating to standard costs associated with obtaining the necessary permits. (See pages 6-7).

Management's Discussion and Analysis or Plan of Operations, page 9

Plan of Operation, page 11

5.	We note the statement that “[t]he warrants are callable under certain circumstances.” Briefly describe the circumstances under which the warrants are callable.

RESPONSE:

The warrants are callable at the Company’s option in the event (i) the closing sales price of the Company’s common stock is at or above $1.25 per share (subject to adjustment as appropriate for stock splits, stock dividends, stock combinations, etc.) for a period of ten consecutive days and (ii) the shares of common stock issuable upon exercise of the warrants are covered under an effective registration statement. In such an event, the Company must provide thirty days written notice. In the event the warrant holder does not exercise the warrant within such thirty-day time period, the warrants are redeemable by the Company at a price per warrant share of $.001.

The Company has amended the “Management Discussion and Analysis” section, under the caption “Capital Resources” (see page 10), and Item 26 of the Registration Statement (see page II-3) to provide this additional detail. Additionally, the Company has included additional disclosure about a similar call right relating to warrants issued in April 2006 in the “Liquidity” section of the “Management Discussion and Analysis.” (See pages 10-11).

Description of Business, page 13

6.	Please include the information required by Item 101 (c) of Regulation S-B.

RESPONSE:

The Company has previously disclosed in the “Where You Can Find More Information” Section of the Registration Statement what reports the Company files with the SEC and that investors can obtain the filed documents through the SEC. In response to the staff comment, and pursuant to the requirements of Item 101(c)(1), the Company has added to this section the following statement: “Upon written request delivered to El Capitan Precious Metals, Inc., Attn: James G. Ricketts, Secretary, 14301 N. 87th Street, Suite 216, Scottsdale, AZ 85260, the Company will send to any securityholder a copy of the Company’s annual report, complete with audited financial statements, at no charge to the securityholder.” (See page 45).

7.
Please estimate the aggregate cost of obtaining regulatory permits and bonds. In this regard, we note your disclosure on page 19 regarding the costs you incurred in obtaining certain permits and posting a reclamation bond.

RESPONSE:

In additional to the addition disclosure provided in the “Risk Factors” section as indicated in the Company’s Response to Comment No. 4, the Company has amended the subsection entitled “Government Regulation” in the “Description of Business” section of its Registration Statement to provide additional information relating to the permitting process, including the initial and annual costs associated with obtaining and maintaining mining claims. (See pages 16-17). It is important to note, however, that it is difficult to identify the cost of future permits, as the reclamation bond, which is the significant portion of the total expense, is dependent upon the Company’s anticipated activity on the respective claimed properties, and determined by the Bureau of Land Management. The Company has noted this issue in the “Government Regulation” section, but has identified the amount it was required to pay with respect to its current activities on the El Capitan property as an example.

Description of Property, page 20

8.	Eliminate the excessive use of technical language. The reader should not require a technical background to understand your disclosure. For example, you indicate the following:

“The Cerbat mountains consist mainly of pre-Cambrian schist, gneiss and granite, which are intruded by granite-porphyry and lampophyric dikes and overlain by Tertiary volcanic rocks in some places.”

RESPONSE:

In response to the Staff’s comment, the Company has amended the “Description of Property” sections relating to its claimed properties to eliminate as much as possible the use of technical language. The Company has removed technical language relating to information that would not be deemed material, and otherwise attempted to insert more common language where possible. (See pages 18-23).

Management page 24

9.	Revise Charles C. Mottley's biographical sketch to identify him as your chief executive officer.

RESPONSE:

The Company inadvertently left out the reference to Mr. Mottley’s position as Chief Executive Officer in the “Management” section. The Company has amended this section to correct this error. (See page 24).

10.	Please provide the disclosure required by Item 401 (f) of Regulation S-B.

RESPONSE:

Pursuant to Item 401(f)(1) of Regulation S-B, the referenced disclosure is not required in a registration statement, and accordingly the Company has omitted this information. The Company has provided this information in its Annual Report on Form 10-KSB as required under Item 401(f) of Regulation S-B. (See Item 9(e) on page 31 of the Annual Report (this was not an amendment, and is therefore not highlighted)). Please advise if the Company is incorrect in its analysis.

Security ownership of Certain Beneficial Owners and Management, page 28

11.
We note footnotes 4, 5, and 6 in which you state that you are not including options that will vest in September. It appears Item 403 of Regulation S-B would require the inclusion of the options, as they may be acquired within 60 days.

RESPONSE:

The Company has amended the action “Security Ownership of Certain Beneficial Owners and Management” section to include as beneficially held shares those shares that may be acquired by the respective holders on or before the end of September. (See pages 28-29).

Certain Relationships and Related Transactions, page 29

12.	Disclose whether the terms of the Investment Advisory Agreement with Blake Advisors, LLC are equivalent to the terms of similar transactions with unaffiliated parties.

RESPONSE:

The Company believes that the terms of the Investment Advisory Agreement with Blake Advisors, LLC, as well as certain other agreements with related parties identified in the Section entitled “Certain Relationships and Related Transactions,” were fairly negotiated at arms length, and were at terms similar to or better for the Company than it could have obtained from an unaffiliated third party. The Company has added additional disclosure to this effect in the “Certain Relationships and Related Transactions” Section. (See pages 29-31).

Plan of Distribution, page 39

13.	We reissue comment 19 of our letter dated March 1, 2006.

RESPONSE:

In response to the Staff’s Comment No. 19 in the March 1, 2006 letter, the Company amended in its previously-filed amendment to its Registration Statement to include the statement “notwithstanding that short sales made by the selling stockholders prior to the effectiveness of the registration statement may be a violation of Section 5 of the Securities Act if the shares were effectively sold prior to the effectiveness of the Registration Statement.” Upon discussion with the Staff, the Company has moved this language to the portion of the section identifying the list of potential transactions that can be effected by selling stockholders. (See page 41).

Other Expenses of Issuance and Distribution, page II-1

14.	Please disclose the amount of the printing and engraving expenses.

RESPONSE:

The Company anticipates incurring approximately $4,650 in printing costs relating to preparation of documents for filing in this registration process. The Company has amended Item 25 of the Registration Statement to update its anticipated expenses. (See page II-1).

Undertakings, page II-8

15.
We note your response to prior comment 24. Please ensure that you include all the undertakings required by Item 512(a) of Regulation S-B. If you have any questions regarding the applicability of the required undertakings, please contact Carmen Moncada-Terry at the below telephone number.

RESPONSE:

After discussion with the Staff, the Company has amended the “Undertakings” section in Item 28 of the Registration Statement to include the language of Item 512(a)(4), and accordingly, a disclosure including the entirety of the language in Item 512(a). (See pages II-11 and II-12).

Recent Sales of Unregistered Securities, page_II-2

16.
We note that you conducted several private placements between 2004 and 2006 and relied on the Rule 506 of the 1933 Act exemption. Please confirm that no more than 35 purchasers purchased their securities in any of such transactions, or if any of such transactions is subject to integration, no more than 35 purchasers purchased their securities in any of the integrated transactions.

RESPONSE:

Each of the private placements completed by the Company have involved the issuance and sale of securities only to “accredited investors”, as defined in Rule 501(a) under the Securities Act of 1933, as amended. Pursuant to Rule 501(e)(iv) under the Securities Act, “accredited investors” are not counted toward the 35 purchaser limitation. As such, the Company does not believe the provision has been violated.

The Company would like to further note that none of these transactions separately included in excess of 35 persons.

Exhibit 5.1

17.	We note your response to comment 10 and the corresponding revisions. Please explain why your counsel needs to assume the legal capacity of natural persons other than your officers and directors.

RESPONSE:

The Company has obtained an opinion from legal counsel excluding the assumption of legal capacity of natural persons. (See Exhibit 5.1 in the marked copy of the Registration Statement).

18.
Obtain a new opinion that does not include the statement that “[a]s to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.” In opining on the legality of your securities, counsel should not rely on others with respect to the accuracy of readily verifiable material facts.

RESPONSE:

The Company has obtained an opinion from legal counsel removing the referenced statement. (See Exhibit 5.1 in the marked copy of the Registration Statement).

Consent of Independent Registered Public Accounting Firm, Exhibit 23.2

19.
Please ask your auditors, Epstein, Weber & Conover, P.L.C., to revise the consent to also include reference to its audit of your financial statements for the period from July 26, 2002 (date of inception) through September 30, 2005.

RESPONSE:

The Company has obtained an updated consent from Epstein Weber to include a reference to its audit of financial statements for the period for July 26, 2002 (date of inception) through September 30, 2005. (See Exhibit 23.2 of the marked copy of the Registration Statement).

Form 10-KSB amended in Draft Form

General

20.	Please add an explanatory note in the forepart of your amended Forms 10-KSB and 10-QSB explaining the reasons for your amendments.

RESPONSE:

The Company has incorporated explanatory notes in the Annual Report and December Quarterly Report (as well as in the March Quarterly Report) identifying the purposes of the respective amendments. (See forepart to Annual Report, December Quarterly Report, and March Quarterly Report).

21.	We reissue prior comments 12, 14, 15, 16, 17, 18, 19, and 20. It appears that the disclosure has not been revised consistent with your responses. We may have comments.

RESPONSE:

With respect to the following referenced comments from the May 18, 2006 comment letter, the Company has made the following amendments to the Annual Report on Form 10-KSB/A:

Comment No. 12 - The Company has amended the “El Capitan Property” subsection of Item 2 of its Annual Report to identify the individuals from whom El Capitan Ltd. acquired the patent interests in the El Capitan property (as previously disclosed to the Staff in the Company’s July 12, 2006 response letter). (See page 9 of the marked copy of the Annual Report);

Comment No. 14 - As discussed with the Staff and previously indicated in the Company’s May 18, 2006 response letter, the Company believes its rights can best be summarized as a right to acquire the claimed interest. The terms of the acquisition, including the specific rights that could be acquired, were never formally documented. Mr. Langguth, the other party to the transaction has since passed away, and the Company has not contacted his estate to determine the intentions of the party and any plan to move forward on the agreement. The Company does not currently intend to proceed with this property, and has amended its disclosure in the “Description of Business” section and the Rainbow Valley property portion of the “Description of Property” section to reflect the foregoing. (See pages 4 and 14 of the marked copy of the Annual Report).

Comment No. 15 - The Company does not believe a risk factor relating to U.S. Canadian Minerals is appropriate at this time. U.S. Canadian has had a significant number of issues in the past few years, and these issues have affected the value of the Company’s interest in the COD property. Notwithstanding the foregoing, the Company’s interest in the COD property does not carry a value on the Company’s books at this time. Additionally, the Company is only potentially obligated to contribute up to an additional $50,000 toward the completion of a field study on this property at this time. Considering the relative immateriality of the potential obligations of the Company’s ongoing obligations relating to this property and the immaterial value to the Company’s assets, a risk factor does not appear warranted. Please advise if the Staff disagrees.

The Company would like to note that in its July 12, 2006 response to Comment No. 15 in the Staff’s May 18, 2006 letter, the Company indicated that it included a risk factor in the Registration Statement in response to the Staff’s comment. The Company would like to apologize for this inadvertent error.

Comment No. 16 - The Company has amended the “Results of Operations” subsection of the “Management Discussion and Analysis” section of its Annual Report to incorporate additional disclosure relating to the services provided to the Company in consideration of consulting and professional fees. (See page 23 of the marked copy of the Annual Report).

Comment No. 17 - The Company has amended the “Plan of Operations” subsection of the “Management Discussion and Analysis” section of its Annual Report to expand the plan of operations for the next twelve months. (See page 23 of the marked copy of the Annual Report).

Comment No. 18 - The Company has removed the reference to believing “it will be able to finance its continuing activities” in the “Liquidity” subsection of the “Management’s Discussion and Analysis” section of the Annual Report. (See page 24 of the marked copy of the Annual Report). These references have been previously removed from the Registration Statement and Quarterly Report.

Comment No. 19 - The Company has amended the “Control and Procedures” section to accurately reflect the requirements of Exchange Act Rules 13a-15(e) and 15d-15(e). (See page 28 of the marked copy of the Annual Report)

Comment No. 20 - As described in the Company’s July 12, 2006 response letter, the Company does indeed have an existing subsidiary resulting from the exchange transaction entered into with DML Services, Inc. in 2003. The Company has amended the financial statement footnotes to disclose this fact. (See Note 1 on page F-14 of the marked copy of the Annual Report).

Financial Statements

Note 2 - Acquisitions and Divestitures, page F-15

22.
We have read the draft modifications made in your financial statements and disclosures related to your USCM investment, in response to prior comment 22. Please also revise your disclosure on page 3 of the Description of Business section of your Form 10-KSB/A 1, and amend your Form 10-QSB for the fiscal quarter ended March 31, 2006, to reflect similar revisions related to your USCM investment.

RESPONSE:

The Company has amended the “Description of Business” section of the Annual Report and the financial statements in the Quarterly Report to reflect the earlier modifications relating to U.S. Canadian Minerals. (See page 3 of the Annual Report). The Company has also incorporated the amendments to the March Quarterly Report, as discussed in Note 4 on pages 19-20.

23.
Since you restated your financial statements to correct the accounting for your USCM investment, please add a new note discussing the error corrections, reconciling the “as previously reported” amounts to the “restated” amounts in all line items affected, along with your explanation of the changes that were necessary. The line item and column labels relating to amounts that have been corrected in your financial statements should include the “restated” parenthetical notation. Please ensure that such labeling is consistent throughout your documents.

Additionally, please advise your auditors that under these circumstances, the audit opinion would generally be revised to include an explanatory note and to reflect a new date for the restatement note.

RESPONSE:

The Company has amended the notes to include a disclosure discussing the corrections in the Annual Report. (See Note 4 to the financial statements to the Annual Report on page F-20 and F-21).

Additionally, the Company has obtained a revised audit opinion to reflect the explanatory note and restatement date. (See page F-1 of the Annual Report).

Form 10-QSB/A amended in Draft Form

24.	We reissue prior comments 26, 27, 28, and 29. It appears that the disclosure has not been revised consistent with your responses. We may have further comments.

RESPONSE:

With respect to the following referenced comments from the May 18, 2006 comment letter, the Company has made the following amendments to the December Quarterly Report on Form 10-QSB/A:

Comment 26 - The Company has amended the “Plan of Operations” subsection of the “Management Discussion and Analysis” section of its December Quarterly Report to expand the plan of operations for the next twelve months. (See page 27 of the marked copy of the December Quarterly Report).

Comment 27 - The Company has amended the “Control and Procedures” section to cite to Exchange Act Rules 13a-15(e) and 15d-15(e). (See page 34 of the marked copy of the December Quarterly Report).

Comment 28 - The Company has amended the “Control and Procedures” section to conform the disclosure to the requirements of Exchange Act Rules 13a-15(e). (See page 34 of the marked copy of the December Quarterly Report).

Comment 29 - The Company has amended the “Control and Procedures” section to remove the referenced phrase from the disclosure. (See page 34 of the marked copy of the December Quarterly Report).

Exhibits 31.1 and 31.2 Certifications for Quarterly Reports on Form 10-QSB

25.	We note that the certifications included with your draft 2 of Form 10-QSB/A1 did not reflect any of the necessary revisions. We reissue prior comment 31.

RESPONSE:

The Company has amended Exhibits 31.1 and 31.2 to the December Quarterly Report on Form 10-QSB/A to accurately reflect the requirements of Item 601 of Regulation S-B. (See Exhibits 31.1 and 31.2 to marked copy of the December Quarterly Report).

Engineering Comments

Form S-3 on Form SB-2/A2 filed July 11, 2006

General

26.	Please remove the following phrase from your disclosure: “potential reserve.”

RESPONSE:

The Company has removed the reference to potential reserve from the description of the COD property in the “Description of Property” section of the Registration Statement. (See page 22).

Risk Factors, page 3

27.	In your risk factor that addresses uncertainty of mineralization estimates, expand your explanation to address the fact that the company,

•	Has not drilled on close enough drill spacings to produce reliable estimates of tonnage.

•	Relied on small independent assay laboratories rather than large commercial laboratories to assay their samples, which may not produce as consistent results.

•
Cannot evaluate the integrity of the results received from the analytical labs because you did not provide them with blank quality control samples, which is the common practice used to ensure that precious metals from other samples unrelated to your company are not inadvertently attributed to your sample (i.e. to ensure that your samples are not contaminated at the lab).

RESPONSE:

The Company has amended the referenced risk factor to disclose the risks stated above in the first and second bullet points. (See page 4).

With respect to the third bullet point, and considering the Staff’s Comment Nos. 31 and 32 and the Company’s response to such Comments, the Company incorporated a new risk factor to its Registration Statement relating to the potential question to the integrity of the Company’s samplings of the El Capitan property caused by the unconventional testing methods. (See page 5).

It is important to note that although the Company did not use a blank quality control sample, AuRIC did use a certified standard sample as part of its internal controls. The Company has incorporated this additional disclosure to avoid potentially misleading the public as to its testing methods. (See Risk Factors on page 5 and the “Description of Property” on pages 19-20).

28.
Add a risk factor to explain that a mineral property defined using non-standard analytical techniques, such as those you have employed, may be substantially less marketable than one using conventional analytical methods; and that positive test results using non-conventional analytical methods cannot be equated with commercial viability.

Also explain that standard mineral processing methods, which are standard because they are least costly, are based on conventional assaying methods; and that unconventional processing techniques, traditionally more costly than standard methods, are associated with non-standard analytical techniques and, consequently, less likely to be commercially viable and attractive for buyers.

RESPONSE:

The Company has included in its “Risk Factor” section a risk factor identifying the potential negative effect on the commercial value of our properties resulting from its use of non-conventional testing and assaying methods. As requested, this risk factor includes disclosure relating to the possible requirement that the Company would be required to use non-conventional and more expensive processing methods that would make the property less marketable. (See page 5).

Description of Property, page 11

29.
In the second paragraph on page 17, expand your disclosure about there being no commercial proven reserve on the property. Explain that designation of a reserve would require demonstration of commercial viability, using various mineral exploration techniques, such as extensive drilling and positive results of engineering and economic feasibility studies. Please use bold type for this disclosure.

RESPONSE:

The Company has amended the “Description of Property” section to identify the requirements to obtain a designation of “reserve” on our properties. As requested, the Company has used bold type for this disclosure. (See page 19).

30.	In the fourth paragraph on page 17, remove the term “potential gold-platinum resource.”

RESPONSE:

The Company has amended the “Description of Property” section to remove the reference to “potential gold-platinum resource.” (See page 20).

31.
Where you disclose that AuRIC Metallurgical Labs of Salt Lake City was retained to further test the El Capitan property, disclose that the assayer assisted in the collection of samples for testing at the site.

RESPONSE:

The Company amended the “Description of Property” section to identify that an employee of AuRIC assisted in the latter portion of the January 2005 preliminary sampling of the El Capitan property. (See pages 19-20).

It is important to note that the majority of the sampling was completed by Dr. Smith and his staff, and the portion of the sampling that the AuRIC employee assisted on was closely monitored by Dr. Smith. In response to the Staff’s comment, the Company has included the requested statement and further incorporated the situation in a risk factor (see the Company’s response to the Staff’s Comment No. 27).

32.
Disclose the fact that you are unable to evaluate the integrity of the results received from the analytical labs because you did not provide them with blank samples, which is the common practice used to ensure that precious metals from other samples unrelated to your company are not inadvertently attributed to your sample (i.e. to ensure that your samples are not contaminated at the lab).

RESPONSE:

The Company has amended the “Description of Property” section of its Registration Statement to disclose the failure of El Capitan Ltd. to provide blank samples in the January 2005 preliminary sampling. (See page 20). As discussed in the Company’s response to the Staff’s Comment No. 27, the Company’s assayer did use a certified sample standard as part of its internal controls.

33.	Ensure that all geologic and engineering consultants who are named in your disclosure provide a written consent.

RESPONSE:

The Company has obtained consents from the other consultants named in the Registration Statement and Annual Report, AuRIC Metallurgical Labs, Richard Daniele and Michael Wendell. (See Exhibits 23.5, 23.6 and 23.7 to the Registration Statement and Exhibits 23.2, 23.3 and 23.4 to the Annual Report).

* * *

Please feel free to contact me at (612) 672-8311 or Bill Mower at (612) 672-8358 should you have any further questions.

Sincerely

/s/ Ranga Nutakki
Ranga Nutakki

cc:   Charles Mottley
Stephen Antol
William M. Mower